January 15, 2009

John L. Skibski
Chief Financial Officer
MBT Financial Corp.
102 E. Front Street
Monroe, Michigan 48161

>   **Re: MBT Financial Corp.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Forms 10-Q for Fiscal Quarters Ended March 31, 2008**
>   **June 30, 2008 and September 30, 2008**
>   **File No. 0-30973**

Dear Mr. Skibski:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   Hugh West
>   Accounting Branch Chief